SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 8 November 2004


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosure:  1.  Acquisition of Infonet announcement made on 8 November 2004



                                                              November 8, 2004

              BT TO ACQUIRE INFONET TO STRENGTHEN GLOBAL POSITION

   -BT to acquire Infonet for $965m (GBP520m). Net of Infonet's net cash balance, the aggregate value of the acquisition is $575m (GBP310m) -Acquisition boosts BT's position as a global leader for IT and networking services
   -BT to benefit from extended global reach, wider customer base and specialist skills
   -BT's position enhanced in key markets including North America and Asia
    Pacific
   -Cash synergies of $150m (GBP80m) in third year following the acquisition

BT announced today it has signed a definitive agreement to acquire Infonet, one of the world's leading providers of international managed voice and data network services. The transaction values Infonet at $965m (GBP520m). Excluding Infonet's net cash balance of $390m (GBP210m), the aggregate value of the deal is $575m (GBP310m). The deal is subject to Infonet shareholder approval and regulatory clearances and is expected to complete in the first half of 2005. Shareholders representing 97 per cent of Infonet's voting share capital have committed to support the transaction.

The acquisition of Infonet marks a significant step forward in BT's strategy of addressing the IT and networking services needs of multi-site companies and organisations. It will greatly extend BT's global reach and will deepen the company's presence in North America and Asia Pacific. Infonet's recognised strengths in innovation, product quality and customer service will complement BT's strengths in the managed network services market.
Infonet's $620m of revenue, from the provision of cross-border services to 1,800 multinational corporate customers, significantly increases that element of BT Global Services' business.

Commenting on the deal, BT chief executive Ben Verwaayen said: "This is another milestone in BT's transformation into a leading global provider of IT and networking services. It is our goal to be the first choice for multi-site organisations around the world as they address their increasingly complex communications needs."

BT Global Services CEO Andy Green added: "Infonet brings us specialist skills, a great customer base, increased global reach and additional local presence where we need it. By combining the strengths of both companies, we will substantially improve our ability to help our new and existing customers address the challenges and opportunities of the digital networked economy."
Jose A. Collazo, Infonet chief executive, commented: "This transaction is great news for Infonet's customers, employees and partners. Our combination with BT will improve our ability to supply mission-critical services to our customers, by bringing a commitment to the long term development of IP-based services backed by financial strength and true global scale. While continuing to take full advantage of our existing services and delivery platform, our customers will also be able to access the whole breadth of BT's product and solutions capabilities. The company, its management and its employees are excited by the opportunities that the combination brings, and we look forward to joining the BT family."

BT expects to realise significant cost savings from combining the two businesses. Overlapping global network elements will be eliminated and efficiencies will be achieved, in part through the rationalisation of country operations, back-office and administrative functions. Already identified actions are expected to reduce the annual cash costs of the combined businesses by $150m (GBP80m) in the third year following the acquisition. Infonet's net tax asset of GBP100m will add further value.

The transaction is expected to be cashflow neutral for BT in the first year following acquisition and positive thereafter. In the first year it will be dilutive to BT's net earnings by around 0.5 pence per share; thereafter it will be accretive.

Infonet has local operations in 70 countries. Together with network access in about another 180 countries, points of presence in about 3,000 cities and strong sales and support partnerships around the world, Infonet greatly enhances the reach provided by BT to its corporate customers. As well as a substantial European business, Infonet brings a significantly improved market presence in the Americas, a key market for global IP-based services, with $182m of sales. It also strengthens BT's existing operations in the rapidly expanding economies of Asia Pacific.

Infonet's recognised market-leading product quality, performance levels and customer service will complement BT's already strong capabilities. In particular, Infonet has recognised strengths in value-added services, such as mobile data, network security and multimedia products
Infonet customers will benefit from BT's scale, financial strength and focus on global IT and networking services. BT will enhance Infonet's offering to include broader solutions and services, outsourcing and systems integration, as well as BT's domestic managed network service portfolio in major markets around the world.

The integration of Infonet and BT Global Services will be phased to ensure service quality is maintained during a seamless evolution for customers. Whilst the transport networks of the two businesses will be combined rapidly, BT will continue to run the two product sets separately for a period, allowing the best of each to be incorporated as the service offering is combined. Infonet's experienced management team, led by its chief executive, Jose A. Collazo, will remain in place to manage the business, maintain continuity for customers and assist in the integration of the two customer bases and product sets. Simultaneous with the acquisition of Infonet, BT will enter into a strategic relationship with KDDI (a major distributor of Infonet services) to address network-centric outsourcing opportunities for BT customers in Japan, and also for KDDI customers outside Japan.

BT is being advised in relation to the transaction by Rothschild and Allen and Overy LLP.

  A conference call with analysts and investors will be held today at 1000 UK time. Interested parties should dial in on +44 20 8974 7950 (pin code 946404#). A replay of the call will be available on +44 1296 618 700 (pin number 568831). Inquiries about this news release should be made to the BT Group Newsroom on its
 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre


 Rationale for the Transaction

 BT is at the heart of the digital networked economy and aims to be the first choice for multi-site organisations around the world as they address their increasingly complex IT and networking services needs. By combining its capabilities with Infonet, BT substantially improves its ability to help large corporations address the whole spectrum of challenges and opportunities of the digital networked economy across all geographies.

 The acquisition of Infonet is a very significant step forward, bringing BT
    1,800 multinational customers with complex cross-border communications requirements. Infonet today services customers in six continents with award-winning products and highly regarded networking skills.


 A key strength of Infonet is its global reach. With local operations in close to 70 countries, its worldwide presence allows customers to rely on it for a seamless and effective service, wherever their sites are based.

 Infonet has a strong market presence in the Americas, a strategic market in which BT has steadily been building its presence. Infonet's $182m of revenue in this region grew last year by more than 30 per cent reflecting a strong relationship with such customers as DHL and Nestle.

 Infonet also brings to BT new scale in other regions identified as important for international companies - particularly the key European economies and Asia Pacific. Its customers in these markets include Siemens, Nokia, Bayer AG International, IBM and Hilton International.

 Infonet has a history of 35 years in the international data communications industry. It has established highly regarded product sets and service levels. It has also recently earned its 10th consecutive overall "Best in Class" distinction from Telemark, outperforming Telemark's benchmark for each of the ten most important service provider attributes. BT's existing customers will benefit from Infonet's cutting edge fault management, order management, pricing and billing systems and tools.

 BT expects to see significant benefits from the combination of the product sets and customer bases of the two companies. BT's financial strength and its commitment to the development of IP-based solutions will enhance Infonet's offering to its corporate customers. Infonet customers will for the first time be able to acquire in-country, as well as international, managed network services from a single truly global source. In addition, BT expects to offer its portfolio of IT services, outsourcing solutions and its voice communications products to the Infonet customer base.

Recognising the quality of both product sets and their importance to both sets of customers, BT intends to operate both platforms in parallel for some time. The integration and harmonisation of these will be managed so as to continue the best of both for the combined business and its customers.

Notwithstanding this, BT intends to combine the two companies' transport networks rapidly and to rationalise their local assets where possible, without inconvenience to customers.

Infonet customers will be in a position to benefit from BT's scale, financial strength and focus on global IT and networking services. BT will enhance Infonet's offering to include broader solutions and services, outsourcing and systems integration, as well as BT's domestic managed network service portfolio in major markets around the world.

The management team and employees of Infonet, led by President and Chief
    Executive, Jose A. Collazo, will join BT and will share the responsibility for ensuring a successful integration and rationalisation process. The combination is expected to create exciting opportunities for the employees of both organisations.

Financial Profile

Infonet has reported average annual growth in core revenues of 11 per cent over the past two years to $620m in 2003/04. It has indicated that it expects to be cashflow positive by the end of the current financial year.

BT expects the transaction to be cashflow-neutral in the first year and positive thereafter, after financing costs but before restructuring costs. It will be dilutive to net earnings by around 0.5 pence per share in the first year but will increase BT's earnings per share thereafter.

BT expects to realise significant cost savings through the combination of both companies. Already identified savings include the elimination of overlapping network leasing, operating and maintenance costs, the reduction of Infonet's in-country access costs through BT's scale and purchasing power, and the generation of efficiencies in sales costs, administrative functions and back-office operations. These savings are expected to reduce the annual cash costs of the combined businesses by $150m (GBP80m) in the third year following the acquisition. Infonet's net tax asset of GBP100m will add further value.

Transaction Structure

Upon completion of the transaction, BT will pay consideration to the stockholders of Infonet on the following basis:

      For each outstanding Infonet A Share or B Share$2.06 in cash.

This values the entire outstanding share capital of Infonet at $965m
    (GBP520m). Net of Infonet's net cash balance as at 31 March 2004 of $390m (GBP210m), the aggregate value of the acquisition is $575m (GBP310m).

The offered price represents a premium of 23 per cent to the average price per Infonet share over the past three months of $1.68.

The Transaction is subject to the approval of Infonet's shareholders. The
    Board of Directors of Infonet and Infonet's Special Committee representing the interests of Class B shareholders have unanimously approved the transaction. Infonet's six Class A shareholders, who together hold 97% of the voting rights of the company, have signed irrevocable undertakings to vote in favour of the transaction. Each of the Executive Officers of Infonet has irrevocably undertaken to vote in favour of the transaction.

Infonet's shareholders will receive a proxy statement containing full details of the transaction in the coming weeks.

The completion of the transaction, which is conditional upon regulatory approvals, is expected in the first half of 2005.

Notes to Editors

About BT

BT Group plc is the holding company for an integrated group of communications businesses and is listed on stock exchanges in London and New York. BT Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.

BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include network centric Information and Communications Technology
    (ICT) solutions, local, national and international telecommunications services, and higher-value broadband and internet products and services.

BT consists principally of three lines of business:
- BT Retail, providing fixed and mobile communications services and solutions to over 20 million business and residential customers in the UK. It is also a leading UK internet services provider.

- BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and service providers including the provision of broadband, private circuits and PSTN.

- BT Global Services, providing ICT services internationally to meet the needs of multi-site organisations with European operations. BT Global Services operates in 136 countries and also offers international carrier services.

In the year ended 31 March 2004, BT Group's turnover was GBP18,519 million with profit before goodwill amortisation, exceptional items and taxation of GBP2,013 million.

For more information, visit www.btplc.com



About Infonet

Infonet Services Corporation, known for its quality of service, is a leading provider of managed network communications services for thousands of multinational corporate entities.

Employing a unique consultative approach, Infonet offers integrated solutions optimizing the complex relationship between enterprise applications and the global network. Extensive project management capabilities are the foundation for the services and solution offerings (broadband, Internet, intranet, multimedia, videoconferencing, wireless/ remote access, local provisioning, application and consulting services) positioning Infonet as a single-source partner for its customers. In particular, Infonet IP VPN solutions offer multinationals a unique combination of private and public internet protocol services as well as a full set of managed security and mobility services.

Rated "Best in Class" overall in Telemark's annual survey of Global Managed
    Data Network Services, Infonet has also won "Best Customer Care" and "Best Carrier" at the World Communication Awards. Founded in 1970, Infonet owns and operates The World Network, accessible from more than 180 countries, and provides local service support in over 70 countries and territories.

Infonet reported revenue in 2003/04 of $620m. Infonet expects to be cashflow positive by the end of the current financial year.

Infonet's stock is traded on the New York Stock Exchange under the symbol
    IN. Additional information about the company is available at www.infonet.com.

    Forward Looking Statements

    Statements about the expected effects on BT of the acquisition of Infonet, statements about the expected timing, certainty and scope of the acquisition and all other statements in this release other than historical facts are forward-looking statements. Forward-looking statements include information about possible or assumed future financial results and usually contain words such as "believes," "intends," "expects," "anticipates," "estimates", or similar expressions. These statements are subject to risks and uncertainties that may change at any time, and, therefore, actual results may differ materially from expected results due to a variety of factors, including, but not limited to, the satisfaction of the conditions to closing of the acquisition. We caution investors not to place undue reliance on the forward-looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements, risks or reasons. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

    In connection with the merger, Infonet will be filing a proxy statement with the US Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement concerning the proposed transaction when it becomes available because it will contain important information. Investors and security holders may obtain a free copy of the proxy statement when it becomes available and other documents filed or furnished by Infonet with the SEC at the SEC's website at www.sec.gov. The proxy statement and other documents filed or furnished by Infonet may also be obtained for free by directing a request to Infonet at +1 310-335-2600.
    Investors may obtain a detailed list of names, affiliations and interests of participants in the solicitation of proxies of Infonet stockholders to approve the merger at the following address: Infonet, 2160 East Grand Avenue, El Segundo, CA 90245 USA

N M Rothschild & Sons Limited and Rothschild Inc.

"Rothschild" refers collectively to N M Rothschild & Sons Limited and Rothschild Inc.

N M Rothschild & Sons Limited, which is authorised and regulated by the Financial Services Authority in the United Kingdom, is acting for BT and no one else in relation to the transaction and will not be responsible to anyone other than BT for providing the protections afforded to clients of N M Rothschild & Sons Limited nor for providing advice in relation to the proposed transaction.


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date   8 November, 2004